                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              -----------------

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                         Seagull Energy Corporation
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, par value $.10 per share

                         (Title of Class of Securities)


                                 812007-10-2
--------------------------------------------------------------------------------
                               (CUSIP Number)

                                Robert K. Reeves
                          Executive Vice President and
                                General Counsel
                               Ocean Energy, Inc.
                           1201 Louisiana, Suite 1400
                           Houston, Texas 77002-5603
                                 (713) 420-1000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              November 24, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

----------------------------                                         ------------------------------------------
  CUSIP No. 812007-10-2                         13D                    Page 2 of 9 Pages
----------------------------                                         ------------------------------------------

---------------------------------------------------------------------------------------------------------------
      1      NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Ocean Energy, Inc. (72-1277752)
---------------------------------------------------------------------------------------------------------------
      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                         (a) [ ]
                                                                                                       (b) [X]

---------------------------------------------------------------------------------------------------------------
      3      SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
      4      SOURCE OF FUNDS*

             OO
---------------------------------------------------------------------------------------------------------------
      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                                                          [ ]

---------------------------------------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
---------------------------------------------------------------------------------------------------------------
             NUMBER OF                 7    SOLE VOTING POWER
               SHARES
            BENEFICIALLY                    None
                                -------------------------------------------------------------------------------
              OWNED BY                 8    SHARED VOTING POWER
                EACH
             REPORTING                      6,008,161
            PERSON WITH         -------------------------------------------------------------------------------
                                       9    SOLE DISPOSITIVE POWER

                                            None
                                -------------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            None
---------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              6,008,161
---------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                                                              [ ]

---------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.5%
---------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON*
              CO
---------------------------------------------------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT





                              (Page 2 of 9 pages)

ITEM 1.     SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value $.10 per share (the "Seagull Common Stock"), of Seagull Energy Corporation, a Texas corporation ("Seagull"). The address of the principal executive offices of Seagull is 1001 Fannin, Suite 1700, Houston, Texas, 77002-6714.

ITEM 2.     IDENTITY AND BACKGROUND.

     This statement is filed by Ocean Energy, Inc., a Delaware corporation ("Ocean"). Ocean is an independent oil and gas company engaged primarily in exploration and development activities. The principal office of Ocean is located at 1201 Louisiana, Suite 1400, Houston, Texas, 77002-5603.

     Appendix I attached hereto sets forth certain additional information with respect to each executive officer and director of Ocean. The filing of this statement on Schedule 13D shall not be construed as an admission that any person listed on Appendix I hereto is, for the purposes of Section 13(d) or (g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

     During the last five years, neither Ocean nor, to the best knowledge of Ocean, any executive officer or director of Ocean listed on Appendix I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     In connection with the execution of the Merger Agreement (as defined below), Ocean entered into voting agreements with Barry J. Galt, James T. Hackett and The Prudential Insurance Company of America (the "Shareholders"), each dated as of November 24, 1998 (the "Voting Agreements").

     Barry J. Galt, James T. Hackett and The Prudential Insurance Company of America own 323,000, 131,000 and 5,554,161 shares of Seagull Common Stock, respectively. These 6,008,161 shares of Seagull Common Stock are all covered by the Voting Agreements, together with all shares of Seagull Common Stock acquired by the Shareholders after the date of the Voting Agreements.

     Pursuant to the Voting Agreements, each Shareholder has agreed, among other things, that it will vote all shares of Seagull Common Stock covered by the Voting Agreements in favor of approval of the Merger Agreement and the Merger (as defined below) and against any proposed business combination that may interfere or be inconsistent with the Merger.





                              (Page 3 of 9 pages)

     Messrs. Galt and Hackett have also agreed that they will not sell, transfer or otherwise dispose of any of the shares of Seagull Common Stock covered by their Voting Agreement to any person prior to the termination of the Voting Agreement, unless such person agrees in writing to be bound by the terms of the Voting Agreement to which such Shareholder is a party. The Prudential Insurance Company of America has agreed that it will not sell, transfer or otherwise dispose of any of the shares of Seagull Common Stock covered by its Voting Agreement to any person on or before April 14, 1998, unless such person agrees in writing to be bound by the terms of its Voting Agreement. Each Voting Agreement shall terminate upon the earliest of the termination of the Merger Agreement, August 30, 1999, and the consummation of the Merger.

     Execution and delivery of the Voting Agreements by the Shareholders was a condition to the execution of the Merger Agreement. The above summary of the terms of the Voting Agreements is qualified in its entirety by reference to the actual agreements which are filed herewith as exhibits.

ITEM 4.     PURPOSE OF TRANSACTION.

     On the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of November 24, 1998 (the "Merger Agreement"), Ocean will merge with and into Seagull (the "Merger") at the effective time of the Merger. Seagull will survive the Merger, and simultaneously with the effective time of the Merger, will change its name to "Ocean Energy, Inc." Pursuant to the Merger Agreement, Ocean's stockholders will receive one share of Seagull Common Stock for each share of common stock, par value $.01 per share, of Ocean. All issued and outstanding shares of Seagull Common Stock will remain outstanding. The above summary of the terms of the Merger Agreement is qualified in its entirety by reference to the actual agreement, which is filed herewith as an exhibit. As a result of the Merger, simultaneously with the effective time of the Merger eight individuals currently on the Ocean Board of Directors will be elected to the Seagull Board of Directors and five of the 12 current directors of Seagull will resign.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). Pursuant to the Merger Agreement, Seagull represented to Ocean that as of November 24, 1998, there were 63,448,037 outstanding shares of Seagull Common Stock. As a result of executing the Voting Agreements, Seagull may be deemed to share voting power with respect to (and thus beneficially own) the 6,008,131 shares of Seagull Common Stock covered by the Voting Agreements, which, based on such representation, constitutes approximately 9.5% of the total issued and outstanding shares of Seagull Common Stock as of November 24, 1998.

     (c). Other than the transactions described herein, neither Ocean nor, to the knowledge of Ocean, any person listed on Appendix I, has effected any transactions in shares of Seagull during the preceding sixty days.

     (d) and (e).  Not applicable.





                              (Page 4 of 9 pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 3 and 4, Ocean has no other contracts, arrangements, understandings or relationships with respect to securities of Seagull that are required to be described herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement and Plan of Merger, dated as of November 24, 1998, by and between Seagull and Ocean (incorporated by reference to Exhibit 2.1 to Ocean's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 1998).

B. Voting Agreement, dated as of November 24, 1998, by and between Ocean and Barry J. Galt (incorporated by reference to Exhibit 10.6 to Ocean's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 1998).

C. Voting Agreement, dated as of November 24, 1998, by and between Ocean and James T. Hackett (incorporated by reference to Exhibit 10.5 to Ocean's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 1998).

D. Voting Agreement, dated as of November 24, 1998, by and between Ocean and The Prudential Insurance Company of America (incorporated by reference to Exhibit 10.4 to Ocean's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 1998).





                              (Page 5 of 9 pages)

                                   APPENDIX I

     Information with Respect to Executive Officers and Directors of Ocean


                      Name and Position                     Business Address                     Present Principal
                                                                                              Occupation of Employment
                 John B. Brock                         Ocean Energy, Inc.                   Chairman of the Board,
                 Director, Chairman of the Board       1201 Louisiana, Suite 1400           Ocean Energy, Inc.
                                                       Houston, TX  77002


                 James C. Flores                       Ocean Energy, Inc.                   President and Chief
                 Director, President and               1201 Louisiana, Suite 1400           Executive Officer,
                 Chief Executive Officer               Houston, TX  77002                   Ocean Energy, Inc.

                 James L. Dunlap                       Ocean Energy, Inc.                   Vice Chairman,
                 Director, Vice Chairman               1201 Louisiana, Suite 1400           Ocean Energy, Inc.
                                                       Houston, TX  77002

                 Jonathan M. Clarkson                  Ocean Energy, Inc.                   Executive Vice President and Chief
                 Executive Vice President and Chief    1201 Louisiana, Suite 1400           Financial Officer,
                 Financial Officer                     Houston, TX  77002                   Ocean Energy, Inc.

                 Robert K. Reeves                      Ocean Energy, Inc.                   Executive Vice President,
                 Executive Vice President,             1201 Louisiana, Suite 1400           General Counsel and Secretary,
                 General Counsel and Secretary         Houston, TX  77002                   Ocean Energy, Inc.

                 James E. Smitherman, III              Ocean Energy, Inc.                   Executive Vice President -
                 Executive Vice President -            1201 Louisiana, Suite 1400           International, Ocean Energy, Inc.
                 International                         Houston, TX  77002

                 Robert G. Zepernick, Jr.,             Ocean Energy, Inc.                   Executive Vice President - North
                 Executive Vice President - North      1201 Louisiana, Suite 1400           America,
                 America                               Houston, TX  77002                   Ocean Energy, Inc.

                 Christopher E. Cragg                  Ocean Energy, Inc.                   Vice President and Controller,
                 Vice President and Controller         1201 Louisiana, Suite 1400           Ocean Energy, Inc.
                                                       Houston, TX  77002

                 Robert L. Belk                        The Shaw Group Inc.                  Executive Vice President and
                 Director                              11100 Mead Road, 2nd Floor           Chief Financial Officer,
                                                       Baton Rouge, LA  70816               The Shaw Group Inc.





                              (Page 6 of 9 pages)

                      Name and Position                     Business Address                     Present Principal
                                                                                              Occupation of Employment
                 Thomas D. Clark                       College of Business Administration   Dean, College of Business
                 Director                              Louisiana State University           Administration,
                                                       CEBA Building, Room 3304             Louisiana State University
                                                       Baton Rouge, LA  70803

                 Lodwrick M. Cook                      Global Crossing, Ltd.                Co-Chairman
                 Director                              150 El Camino Drive, Ste. 204        Global Crossing, Ltd.
                                                       Beverly Hills, CA  90212

                 Robert L. Howard                      5413 Sturbridge Drive                Retired President - Shell
                 Director                              Houston, Texas                       Offshore, Inc.

                 Elvis L. Mason                        Safeguard Business Systems, Inc.     Chairman and
                 Director                              2121 San Jacinto Street, Suite       Chief Executive Officer
                                                       1000                                 Safeguard Business Systems, Inc.
                                                       Dallas, Texas  75201

                 Charles F. Mitchell, M.D.             ENT Medical Center                   Otolaryngologist and Plastic
                 Director                              5258 Dijon Drive                     Surgeon
                                                       Baton Rouge, LA  70808

                 William W. Rucks, IV                  First National Bank Towers           Private Venture Capital Investor
                 Director                              600 Jefferson St., Suite 701
                                                       Lafayette, LA  70501

                 David K. Newbigging                   Friends' Provident Life              Chairman, Friends' Provident Life
                 Director                              15 Old Bailey
                                                       London EC4M 7EF, England

                 Matthew R. Simmons                    Simmons & Company International      Chairman and President
                 Director                              700 Louisiana, Suite 500             Simmons & Company International
                                                       Houston, TX  77002

                 Milton J. Womack                      Milton J. Womack - General           General Contractor
                 Director                              Contractor
                                                       P.O. Box 1111
                                                       Baton Rouge, LA  70821





                              (Page 7 of 9 pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        OCEAN ENERGY, INC.


                                        By: /s/ ROBERT K. REEVES
                                            --------------------------------
                                            Robert K. Reeves
                                            Executive Vice President

Dated:  December 7, 1998









                              (Page 8 of 9 pages)

                                 EXHIBIT INDEX

A. Agreement and Plan of Merger, dated as of November 24, 1998, by and between Seagull and Ocean (incorporated by reference to Exhibit 2.1 to Ocean's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 1998).

B. Voting Agreement, dated as of November 24, 1998, by and between Ocean and Barry J. Galt (incorporated by reference to Exhibit 10.6 to Ocean's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 1998).

C. Voting Agreement, dated as of November 24, 1998, by and between Ocean and James T. Hackett (incorporated by reference to Exhibit 10.5 to Ocean's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 1998).

D. Voting Agreement, dated as of November 24, 1998, by and between Ocean and The Prudential Insurance Company of America (incorporated by reference to Exhibit 10.4 to Ocean's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 25, 1998).





                              (Page 9 of 9 pages)